May 22, 2020

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Ur-Energy Inc. Registration Statement on Form S-3 (File No. 333-238324)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ur-Energy Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 2:30 p.m. Eastern Time on May 27, 2020, or as soon thereafter as practicable.

Please advise Brian Boonstra of Davis Graham and Stubbs LLP at (303) 892-7348 when the order declaring the Registration Statement effective is signed.

Very truly yours,

By:	/s/ Penne A. Goplerud
Name:	Penne Goplerud
Title:	General Counsel and Corporate Secretary